Exhibit 99.2

The Polestar Group

Unaudited Condensed Consolidated Financial Statements as of September 30, 2023 and for the Three and Nine months ended September 30, 2023 and 2022

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) for the Three and Nine months ended September 30, 2023 and 2022	3

Unaudited Condensed Consolidated Statement of Financial Position as of September 30, 2023 and December 31, 2022	4

Unaudited Condensed Consolidated Statement of Cash Flows for the Nine months ended September 30, 2023 and 2022	5

Unaudited Condensed Consolidated Statement of Changes in Equity for the Nine months ended September 30, 2023 and 2022	6

Notes to Unaudited Condensed Consolidated Financial Statements	7 - 20

Polestar Automotive Holding UK PLC

Unaudited Condensed Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)

(in thousands of U.S. dollars except per share data and unless otherwise stated)

Consolidated Statement of Income (Loss)		For the three months ended September 30,		For the nine months ended September 30,
	Note	2023	2022	2023	2022
Revenue	2	613,182	435,449	1,844,447	1,476,746
Cost of sales		(609,581)	(431,390)	(1,823,234)	(1,419,271)

Gross profit		3,601	4,059	21,213	57,475

Selling, general and administrative expense	3	(236,246)	(178,643)	(684,877)	(625,424)
Research and development expense	3	(54,865)	(24,598)	(136,176)	(123,353)
Other operating income (expense), net		26,305	2,781	64,886	(17,961)
Listing expense	8	—	—	—	(372,318)

Operating loss		(261,205)	(196,401)	(734,954)	(1,081,581)

Finance income		8,997	711	21,487	1,485
Finance expense		(63,389)	(60,539)	(153,904)	(111,966)
Fair value change - Earn-out rights	8	155,557	546,961	388,552	965,668
Fair value change - Class C Shares	8	7,250	14,059	18,000	35,590

Income (loss) before income taxes		(152,790)	304,791	(460,819)	(190,804)

Income tax expense		(2,579)	(5,404)	(7,581)	(12,543)

Net income (loss)		(155,369)	299,387	(468,400)	(203,347)

Net income (loss) per share (in U.S. dollars)	5
Basic		(0.07)	0.14	(0.22)	(0.10)
Diluted		(0.07)	0.14	(0.22)	(0.10)

Consolidated Statement of Comprehensive Income (Loss)

Net income (loss)		(155,369)	299,387	(468,400)	(203,347)
Other comprehensive income (loss):
Items that may be subsequently reclassified to the Consolidated Statement of Income (loss):
Exchange rate differences from translation of foreign operations		(3,797)	4,688	(30,532)	15,347

Total other comprehensive income (loss)		(3,797)	4,688	(30,532)	15,347

Total comprehensive income (loss)		(159,166)	304,075	(498,932)	(188,000)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars unless otherwise stated)

	Note	September 30, 2023	December 31, 2022
Assets
Non-current assets
Intangible assets and goodwill	6	1,529,706	1,396,477
Property, plant, and equipment		259,656	258,048
Vehicles under operating leases	4	93,945	92,198
Other non-current assets		4,008	5,306
Deferred tax asset		17,628	7,755
Other investments	7	2,225	2,333

Total non-current assets		1,907,168	1,762,117

Current assets
Cash and cash equivalents		951,088	973,877
Trade receivables		140,382	246,107
Trade receivables - related parties	11	117,101	74,996
Accrued income - related parties	11	75,323	49,060
Inventories		1,005,607	658,559
Current tax assets		8,010	7,184
Assets held for sale	12	—	63,224
Other current assets		160,816	107,327
Other current assets - related parties		20,969	—

Total current assets		2,479,296	2,180,334

Total assets		4,386,464	3,942,451

Equity
Share capital		(21,168)	(21,165)
Other contributed capital		(3,587,871)	(3,584,232)
Foreign currency translation reserve		42,796	12,265
Accumulated deficit		4,195,176	3,726,775

Total equity	9	628,933	133,643

Liabilities
Non-current liabilities
Non-current contract liabilities	2	(60,866)	(50,252)
Deferred tax liabilities		(461)	(476)
Other non-current provisions		(107,844)	(73,985)
Other non-current liabilities		(60,641)	(14,753)
Earn-out liability	7, 8	(210,019)	(598,570)
Other non-current interest-bearing liabilities	4	(74,529)	(85,556)

Total non-current liabilities		(514,360)	(823,592)

Current liabilities
Trade payables		(96,079)	(98,458)
Trade payables - related parties	11	(632,354)	(957,497)
Accrued expenses - related parties	11	(323,462)	(164,902)
Advance payments from customers		(18,487)	(40,869)
Current provisions		(63,884)	(74,907)
Liabilities to credit institutions	10	(2,036,525)	(1,328,752)
Current tax liabilities		(14,370)	(10,617)
Interest-bearing current liabilities	4	(28,821)	(21,545)
Interest-bearing current liabilities - related parties	11	(829,658)	(16,690)
Current contract liabilities	2	(101,224)	(46,217)
Class C Shares liability	7, 8	(10,000)	(28,000)
Other current liabilities		(308,174)	(393,790)
Other current liabilities - related parties	11	(37,999)	(70,258)

Total current liabilities		(4,501,037)	(3,252,502)

Total liabilities		(5,015,397)	(4,076,094)

Total equity and liabilities		(4,386,464)	(3,942,451)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Polestar Automotive Holding UK PLC

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars unless otherwise stated)

		For the nine months ended September 30,
	Note	2023	2022
Cash flows from operating activities
Net loss		(468,400)	(203,347)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization expense		101,499	140,063
Warranties		56,805	—
Inventory impairment		39,415	—
Finance income		(21,487)	(1,485)
Finance expense		153,904	111,966
Fair value change - Earn-out rights	8	(388,552)	(965,668)
Fair value change - Class C Shares	8	(18,000)	(35,590)
Listing expense		—	372,318
Income tax expense		7,581	12,543
Other non-cash expense		16,646	12,497
Change in operating assets and liabilities:
Inventories		(372,504)	(311,154)
Vehicles under operating leases		—	17,722
Contract liabilities	2	69,033	(16,390)
Trade receivables, prepaid expenses and other assets		(113,113)	(43,458)
Trade payables, accrued expenses and other liabilities		(306,039)	(60,645)
Interest received		21,487	1,485
Interest paid		(98,549)	(37,075)
Taxes paid		(14,543)	(17,207)

Cash used for operating activities		(1,334,817)	(1,023,425)

Cash flows from investing activities
Additions to property, plant and equipment		(51,699)	(7,452)
Additions to intangible assets	6	(293,048)	(642,846)
Additions to other investments		—	(2,480)
Proceeds from the sale of property, plant and equipment		1,747	—
Proceeds from disposal of asset grouping classified as held for sale	12	153,586	—

Cash used for investing activities		(189,414)	(652,778)

Cash flows from financing activities
Proceeds from short-term borrowings	10, 11	3,422,189	1,555,201
Principal repayments of short-term borrowings	10, 11	(1,857,680)	(957,186)
Principal repayments of lease liabilities	4	(19,160)	(11,332)
Proceeds from the issuance of share capital and other contributed capital		—	1,417,973
Transaction costs		—	(38,903)

Cash provided by financing activities		1,545,349	1,965,753

Effect of foreign exchange rate changes on cash and cash equivalents		(43,907)	(57,968)

Net increase in cash and cash equivalents		(22,789)	231,582

Cash and cash equivalents at beginning of period		973,877	756,677

Cash and cash equivalents at end of period		951,088	988,259

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Polestar Automotive Holding UK PLC

Unaudited Condensed Consolidated Statement of Changes in Equity

(in thousands of U.S. dollars unless otherwise stated)

	Note	Share capital	Other contributed capital	Currency translation reserve	Accumulated deficit	Total
Balance as of January 1, 2022		(1,865,909)	(35,231)	16,784	1,761,860	(122,496)
Net loss		—	—	—	203,347	203,347
Other comprehensive income		—	—	(15,347)	—	(15,347)

Total comprehensive loss		—	—	(15,347)	203,347	188,000

Merger with Gores Guggenheim, Inc.	8
Changes in the consolidated group		1,846,472	(1,846,472)	—	(1,512)	(1,512)
Issuance of Volvo Cars Preference Shares		(589)	(588,237)	—	—	(588,826)
Issuance to Convertible Note holders		(43)	43	—	—	—
Issuance to PIPE investors		(265)	(249,735)	—	—	(250,000)
Issuance to GGI shareholders		(822)	(521,285)	—	—	(522,107)
Listing expense		—	(372,318)	—	—	(372,318)
Transaction costs		—	38,903	—	—	38,903
Earn-out rights		—	—	—	1,500,638	1,500,638
Equity-settled share-based payment	3	—	(6,898)	—	—	(6,898)

Balance as of September 30, 2022		(21,156)	(3,581,230)	1,437	3,464,333	(136,616)

Balance as of January 1, 2023		(21,165)	(3,584,232)	12,265	3,726,775	133,643
Net loss		—	—	—	468,400	468,400
Other comprehensive loss		—	—	30,532	—	30,532

Total comprehensive loss		—	—	30,532	468,400	498,932

Equity-settled share-based payment	3	(3)	(3,639)	—	—	(3,642)

Balance as of September 30, 2023		(21,168)	(3,587,871)	42,797	4,195,175	628,933

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Notes to the Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars unless otherwise stated)

Note 1 - Significant accounting policies and judgements

General information

Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited) (the “Parent”), together with its subsidiaries, hereafter referred to as “Polestar,” “Polestar Group,” and the “Group,” is a limited company incorporated in the United Kingdom. Polestar Group operates principally in the automotive industry, engaging in research and development, manufacturing, branding and marketing, and the commercialization and selling of vehicles, technology solutions, and services related to battery electric vehicles. Polestar Group has a presence in 27 markets across Europe, North America, and Asia. Polestar Group has its management headquarters located at Assar Gabrielssons väg 9, 418 78 Göteborg, Sweden.

As of September 30, 2023, related parties own 88.3% of the Group. Of related party ownership, Snita Holding B.V. owns 48.3%, PSD Investment Limited owns 39.2%, and various other entities own 0.8% The remaining 11.7% of the Group is owned by external investors.

Basis of preparation

The Unaudited Condensed Consolidated Financial Statements in this interim report of Polestar Group are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting (“IAS 34”), as adopted by the International Accounting Standards Board (“IASB”). The Unaudited Condensed Consolidated Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. For group financial reporting purposes, Polestar Group companies apply the same accounting principles, irrespective of national legislation, as defined in the Group accounting directives. Such accounting principals have been applied consistently for all periods, unless otherwise stated.

This interim report is prepared in the presentation currency, U.S. Dollar (“USD”). All amounts are stated in thousands of USD (“TUSD”), unless otherwise stated.

Periods discussed prior to June 23, 2022 represent the operations of Polestar Automotive Holding Limited and its consolidated subsidiaries.

Going concern

Polestar Group’s Unaudited Condensed Consolidated Financial Statements have been prepared on a basis that assumes Polestar Group will continue as a going concern and the ordinary course of business will continue in alignment with Management’s 2024-2028 business plan.

Management assessed Polestar Group’s ability to continue as a going concern and evaluated whether there are certain events or conditions, considered in the aggregate, that may cast substantial doubt about Polestar Group’s ability to continue as a going concern. All information available to Management pertaining to the twelve-month period after the issuance date of these Unaudited Condensed Consolidated Financial Statements was used in performing this assessment.

Historically, Polestar Group has financed its operations primarily through short-term working capital loan arrangements with credit institutions (i.e., 12 months or less), contributions from shareholders, credit facilities from related parties, and extended trade credit from related parties. Since inception, Polestar Group has generated recurring net losses and negative operating and investing cash flows. Net losses for the three months ended September 30, 2023 amounted to $155,369 and the net income for the three months ended September 30, 2022 amounted to $299,387. Net losses for the nine months ended September 30, 2023 and 2022 amounted to $468,400 and $203,347, respectively. Negative operating and investing cash flows for the nine months ended September 30, 2023 and 2022 amounted to $1,524,231 and $1,676,203, respectively. Management forecasts that Polestar Group will continue to generate negative operating and investing cash flows in the near future, until sustainable commercial operations are achieved. Securing financing to support operating and development activities represents an ongoing challenge for Polestar Group.

Management’s 2024-2028 business plan indicates that Polestar Group depends on additional financing that is expected to be funded via a combination of new short-term working capital loan arrangements, long-term loan arrangements, credit facilities from related parties, and executing capital market transactions through offerings of debt and/or equity. The timely realization of these financing endeavors is crucial for Polestar Group’s ability to continue as a going concern. If Polestar is unable to obtain financing from these sources or if such financing is not sufficient to cover forecasted operating and investing cash flow needs, Polestar Group will need to seek additional funding through other means (e.g., issuing new shares of equity or issuing bonds). Management has no certainty that Polestar Group will be successful in securing the funds necessary to continue operating and development activities as planned.

Based on these circumstances, Management has determined there is substantial doubt about Polestar Group’s ability to continue as a going concern. There are ongoing efforts in place to mitigate the uncertainty. The Unaudited Condensed Consolidated Financial Statements do not include any adjustments to factor for the going concern uncertainty.

Adoption of new and revised standards

In May 2023, the IASB issued amendments to IAS 12, Income taxes: International Tax Reform – Pillar Two Model Rules, to clarify the application of IAS 12, Income Taxes, to income taxes arising from tax law enacted or substantively enacted to implement the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes). The amendments introduce: (i) a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules, which was effective immediately upon issuance of the amendment, and (ii) disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before the effective date of the Pillar Two model rules, which apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023.

For a detailed assessment of the Group’s adoption of other new and revised standards, refer to Note 1 - Significant accounting policies and judgments of the Consolidated Financial Statements for Polestar Automotive Holding Limited, as of December 31, 2022, and 2021, and for the three years ended December 31, 2022, that were included in the Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on April 14, 2023. Management has concluded the adoption of new and revised accounting pronouncements has not or will not have a material impact on the Group’s Unaudited Condensed Consolidated Financial Statements. The adoptions of accounting pronouncements issued, but not effective, for the nine months ended September 30, 2023, will not have a material impact on the Group’s Unaudited Condensed Consolidated Financial Statements.

Presentation, basis of consolidation, segment reporting, and foreign currency

For a detailed description of the Group’s presentation, basis of consolidation, segment reporting, and foreign currency, including currency risk, refer to Note 1 - Significant accounting policies and judgements and Note 2 - Financial risk management of the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022, that were included in the Form 20-F filed with the SEC on April 14, 2023. There are no changes for the periods presented in these Unaudited Condensed Consolidated Financial Statements.

The following tables show the breakdown of the Group’s revenue from external customers and non-current assets by geographical location where the Polestar company recognizing the revenue is located:

	For the three months ended September 30,		For the nine months ended September 30,
Revenue	2023	2022	2023	2022
United Kingdom	149,978	49,992	441,563	187,209
USA	89,463	103,020	321,200	317,251
Germany	83,817	52,182	201,216	154,391
Sweden	40,329	67,681	197,372	222,838
Australia	26,620	9,143	75,084	32,175
Canada	24,798	24,002	87,920	48,171
Norway	38,540	25,599	69,735	142,121
Netherlands	24,751	11,583	75,235	67,520
Belgium	25,736	8,825	73,521	51,533
Finland	10,750	4,408	35,033	23,467
Denmark	32,668	6,614	60,677	45,543
Italy	7,601	—	35,827	—
China	4,972	2,889	23,419	34,532
Other regions[1]	53,159	69,511	146,645	149,995

Total	$613,182	$435,449	$1,844,447	$1,476,746

1 - Other regions primarily consist of Austria, Ireland, Korea and Switzerland in September 2023 and 2022.

	As of September 30, 2023	As of December 31, 2022
Non-current assets[2]
Sweden	1,277,073	1,151,920
China	480,800	474,301
Germany	76,754	36,747
United Kingdom	13,128	22,777
Switzerland	9,389	4,623
Other regions[3]	30,171	61,661

Total	$1,887,315	$1,752,029

2 - Non-current assets: excludes Deferred tax asset and Other investments.

3 - Other regions primarily consist of Switzerland, Belgium, Spain and Netherlands in 2023. Other regions primarily consist of Belgium, Switzerland and Australia in 2022.

Restatement of certain comparative period items

Net loss per share for the nine months ended September 30, 2022 has been restated to reflect the number of equivalent shares issued by the Parent to the Former Parent in connection with the merger with Gores Guggenheim, Inc. on June 23, 2022. The adjustment is based on the number of shares outstanding on the reporting date multiplied by the exchange ratio of 8.335.

In the Unaudited Condensed Consolidated Statement of Changes in Equity as of September 30, 2022, the lines previously presented as Merger with Gores Guggenheim Inc. and Changes in the consolidated group amounting to an equity impact of $195,286 have been adjusted to present each individual item related to the merger that impacted equity, resulting in an aggregate restated equity impact of $195,222.

Accounting policies

Polestar Group continues to apply the same accounting policies, methods, estimates and judgements as described in Note 1 - Significant accounting policies and judgements of the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022, that were included in the Form 20-F filed with the SEC on April 14, 2023. Additions to these accounting policies and methods due to new events that occurred during the nine months ended September 30, 2023 are described below.

Inventories

Inventories in Polestar Group includes new, used, and internal vehicles. Internal vehicles are those used by employees or the Group for demonstration, test drive, and various other operating purposes that will be sold as used vehicles. Most internal vehicles are utilized for a period of one year or less prior to sale. Inventories are measured at the lower of acquisition or manufacturing cost and net realizable value. Net realizable value is calculated as the selling price in the ordinary course of business less estimated costs of completion and selling costs. The acquisition or manufacturing costs of inventory includes costs incurred in acquiring the inventories and bringing them to their present location and condition, including, but not limited to, costs such as freight and customs duties. Costs for research and development, selling, administration and financial expenses are not included. For groups of similar products, a group valuation method is applied. The cost of inventories of similar assets is established using the first-in, first-out method (FIFO).

As of September 30, 2023, and 2022 write-downs of inventories to net realizable value amounted to $39,415 and $0 respectively. The write down was recognized as an expense and was included in Cost of sales or Selling expenses in the Consolidated Statement of Loss and Comprehensive Loss depending on the purpose of the vehicle.

Use of estimates and judgements

The preparation of these Unaudited Condensed Consolidated Financial Statements, in accordance with IAS 34, requires management to make judgements, estimates, and assumptions that affect the application of the Group’s accounting policies, the reported amount of assets, liabilities, revenues, expenses, and other related financial items. Management reviews its estimates and assumptions on a continuous basis; changes in accounting estimates are recognized in the period in which the estimates are revised, and prospectively thereafter. Actual results could differ materially from those estimates using different assumptions or under different conditions. The Group did not have any events requiring the application of new critical estimates and judgements during the nine months ended September 30, 2023.

Earnings per share

Basic earnings per share is calculated by dividing the net loss for the period by the weighted average number of Class A Shares and Class B Shares outstanding during the period. Diluted earnings per share is calculated by adjusting the net income for the period and the weighted average number of Class A Shares and Class B Shares outstanding for the effect of dilutive potential ordinary shares (“POSs”) outstanding during the period (i.e., Class A Shares and/or Class B Shares that the Group is obligated to issue, or might issue under certain circumstances, in accordance with various contractual arrangements). The Group’s POSs are classified based on the nature of their instrument or arrangement and then the earnings per incremental share (“EPIS”) is calculated for each class of POS to determine if they are dilutive or anti-dilutive. Anti-dilutive POSs are excluded from the calculation of dilutive earnings per share.

EPIS is calculated as (1) the consequential effect on profit or loss from the assumed conversion of the class of POS (i.e., the numerator adjustment) divided by (2) the weighted average number of outstanding POSs for the class (i.e., the denominator adjustment). The EPIS denominator adjustment depends on the class of POS. The Group’s classes of POSs and their related EPIS denominator adjustment methods are as follows:

POS Class	EPIS Denominator Adjustment Method
Unvested equity-settled RSUs	Treasury share[1]
Class C Shares	Treasury share
Earn-out rights and PSUs	The number of shares issuable if the reporting date were the end of the contingency period
Convertible Notes	The number of shares issued assuming conversion occurred at the beginning of the reporting period
Convertible Credit Facility with Volvo Cars	If the instrument is converted, the number of shares issued on the date of the conversion

1 - The treasury share method prescribed by IAS 33, Earnings Per Share (“IAS 33”), includes only the bonus element as the EPIS denominator adjustment. The bonus element is the difference between the number of ordinary shares that would be issued at the exercise of the options and the number of ordinary shares deemed to be repurchased at the average market price.

Fair value measurement

Valuation methodology for the fair value of the financial liability related to the Class C-2 Shares

The Class C-2 Shares represents a derivative financial instrument that is carried at fair value through profit and loss (“FVTPL”) by reference to Level 2 measurement inputs because an observable price for the Class C-1 Shares, which are almost identical instruments, is available in the active market. Class C Shares are presented in current liabilities within the Unaudited Condensed Consolidated Statement of Financial Position as they can be exercised by the holder at any time. The related liability is measured at fair value, with any changes in fair value recognized in earnings. The fair value of the Class C-2 Shares is determined using a binomial lattice option pricing model in a risk-neutral framework whereby the future prices of the Class A Shares are calculated assuming a geometric Brownian motion (“GBM”). For each future price, the Class C-2 payoff amount is calculated based on the contractual terms of the Class C-2 Shares, including assumptions for optimal early exercise and redemption, and then discounted at the term-matched risk-free rate. The final fair value of the Class C-2 Shares is calculated as the probability-weighted present value over all modeled future payoff amounts. As of September 30, 2023, the fair value of the Class C-2 Shares was determined to equal $1,800 by leveraging the closing price of the Class C-1 Shares on the Nasdaq of $0.40 per share, an implied volatility of 96%, a risk-free rate of 4.67%, a dividend yield of 0%, and a 1,000 time-steps for the binomial lattice option pricing model. Refer to Note 8 - Reverse recapitalization for more detail on the Class C-2 Shares.

Valuation methodology for the fair value of the financial liability related to the Former Parent’s contingent earn-out rights

The Former Parent’s contingent earn-out right represents a derivative financial instrument that is carried at FVTPL by reference to Level 3 measurement inputs because a quoted or observable price for the instrument or an identical instrument is not available in active markets. The earn-out liability is presented in non-current liabilities within the Unaudited Condensed Consolidated Statement of Financial Position to align with the expected timing of the underlying earn-out payments. The fair value of the earn-out is determined using a Monte Carlo simulation that incorporates a term of 4.23 years, the five earn-out tranches, and the probability of the Class A Shares in ListCo reaching certain daily volume weighted average prices during the earn-out period resulting in the issuance of each tranche of Class A Shares and Class B Shares in ListCo to the Former Parent. As of September 30, 2023, the fair value of the earn-out was determined to equal $210,018 by leveraging an implied volatility of 80% and a risk-free rate of 4.62%. The implied volatility represents the most significant unobservable input utilized in this Level 3 valuation technique. The calculated fair value would increase (decrease) if the implied volatility were higher (lower). Refer to Note 8 - Reverse recapitalization for more detail on the Former Parent’s earn-out rights.

Valuation methodology for the fair value of RSUs and PSUs granted to employees under the 2022 Omnibus Incentive Plan

The fair value of the RSUs granted April 3, 2023 was determined by reference to the Group’s closing share price of $3.79 on the business day immediately preceding the grant date (i.e., $3.79 per RSU). The fair value of PSUs granted was determined by calculating the weighted-average fair value of the 368,732 units linked to market-based vesting conditions and the 1,106,195 units linked to non-market-based vesting conditions. The units linked to non-market-based vesting conditions were fair valued by reference to the Group’s closing share price of $3.79 on the business day immediately preceding the grant date (i.e., $3.79 per unit). The units linked to market-based vesting conditions were fair valued using a Monte Carlo simulation in a risk-neutral option pricing framework whereby the future share prices of Polestar’s Class A Shares and shares of the peer group over the performance period were calculated assuming a GBM. For each simulation path, the payoff amount of the awards was calculated as the simulated price of the Class A Shares multiplied by the simulated total shareholder return vesting (i.e., the number of awards simulated to vest based on the probability of achievement of certain performance conditions) and then discounted to the grant date at the term-matched risk-free rate. The fair value per unit of the units linked to market-based vesting conditions was determined to be $3.33 by leveraging an implied volatility of 75%, a peer group historical average volatility of 63.5%, a risk-free rate of 3.8%, a simulation term of 2.7 years, a dividend yield of 0%, and 100,000 simulation iterations. As such, the weighted-average fair value per PSU was calculated to be $3.68. Refer to Note 3 - Share-based payment for more detail on the 2022 Omnibus Incentive Plan.

Note 2 - Revenue

Polestar Group disaggregates revenue by major category based on the primary economic factors that may impact the nature, amount, timing, and uncertainty of revenue and cash flows from these customer contracts as seen in the table below:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Sales of vehicles[1]	594,081	425,299	1,790,704	1,442,116
Sales of software and performance engineered kits	3,456	4,451	15,755	15,313
Sales of carbon credits	709	162	1,241	1,475
Vehicle leasing revenue	4,129	4,559	11,622	12,493
Other revenue	10,807	978	25,125	5,349

Total	$613,182	$435,449	$1,844,447	$1,476,746

1 - Revenue related to sales of vehicles are inclusive of extended and connected services recognized over time.

For the three and nine months ended September 30, 2023 and 2022, other revenue primarily consisted of license revenue generated from sales-based royalties received from Volvo Cars on sales of parts and accessories for Polestar vehicles, software performance upgrades and sale of technology to other related parties.

The Group’s largest customer that is not a related party accounted for $44,379 (7%) and $315,625 (17%) of revenue, respectively, for the three and nine months ended September 30, 2023. For the three and nine months ended September 30, 2022, no sole customer, which is not a related party, exceeded 10% of total revenue. Refer to Note 11 - Related party transactions for further details on revenues from related parties.

Contract liabilities

	Sales generated obligation	Deferred revenue - extended service	Deferred revenue - connected service	Deferred revenue - operating leases & other	Total
Balance as of January 1, 2023	13,069	40,792	30,093	12,515	96,469
Provided for during the period	52,799	23,661	12,243	53,495	142,198
Settled during the period	(37,805)	—	—	—	(37,805)
Released during the period	—	(17,564)	(3,842)	(13,862)	(35,268)
Effect of foreign currency exchange rate differences	(490)	(942)	(1,670)	(402)	(3,504)

Balance as of September 30, 2023	$27,573	$45,947	$36,824	$51,746	$162,090

of which current	27,573	22,382	5,628	45,641	101,224
of which non-current	—	23,565	31,196	6,105	60,866

As of September 30, 2023, contract liabilities amounted to $162,090, of which $27,573 was related to variable consideration payable to fleet customers in the form of volume related bonuses and $134,517 was related to remaining performance obligations associated with sales of vehicles and vehicle leasing revenue.

Note 3 - Share-based payment

As noted in Note 1 - Significant accounting policies and judgements, Polestar granted shares to employees under the 2022 Omnibus Plan as part of the Group’s employee compensation. Under the 2022 Omnibus Plan, there are three kinds of programs: At-listing Plan, Post-listing Plan, and the Free Share Plan, all of which are equity-settled. For more details on the terms of each program, refer to Note 7 - Share-based payments in the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022 that were included in the Form 20-F filed with the SEC on April 14, 2023. The following table illustrates share activity for the nine months ended September 30, 2023:

	Number of PSUs	Number of RSUs	Number of Free Shares	Total
Outstanding as of January 1, 2023	858,821	458,620	4,222	1,321,663
Granted	1,378,621	530,424	—	1,909,045
Vested	—	(169,853)	(4,222)	(174,075)
Forfeited	(133,020)	(43,927)	—	(176,947)

Outstanding as of September 30, 2023	2,104,422	775,264	—	2,879,686

The following table illustrates total share-based compensation expense for the three and nine months ended September 30, 2023 and 2022 by function:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Selling, general and administrative expense	910	2,434	3,443	6,776
Research and development expense	74	122	199	122

Total	$984	$2,556	$3,642	$6,898

Marketing consulting services agreement

On March 24, 2022, Polestar granted an equity-settled share-based payment in exchange for marketing services through November 1, 2023. Per the terms of the agreement, 250,000 Class A Shares vested on August 31, 2022. The remaining 250,000 Class A Shares vest over eight equal quarterly installments, with a final vesting date of November 1, 2023. The grant date fair value of the marketing consulting agreement was $5,308 which was determined using the market value of the shares listed on the Nasdaq. Of the 500,000 Class A Shares granted, 375,000 Class A Shares with a fair value of $4,946 were vested as of December 31, 2022. During the three months ended September 30, 2023, 31,250 Class A Shares vested, and the Group incurred a share-based compensation expense of $60. During the nine months ended September 30, 2023 93,750 Class A Shares vested, and the Group incurred a share-based compensation expense of $350.

Note 4 - Leases

Polestar Group as Lessee

The following table depicts the changes in the Group’s right-of-use assets, which are included within Property, plant, and equipment:

	Buildings and land	Machinery and equipment	Total
Acquisition cost
Balance as of January 1, 2023	89,609	45,416	135,025
Additions	25,899	89	25,988
Cancellations	(12,134)	—	(12,134)
Effect of foreign currency exchange rate differences	(2,468)	(2,509)	(4,977)

Balance as of September 30, 2023	$100,906	$42,996	$143,902

Accumulated depreciation
Balance as of January 1, 2023	(18,934)	(20,768)	(39,702)
Depreciation expense	(13,202)	(3,731)	(16,933)
Effect of foreign currency exchange rate differences	1,215	1,175	2,390

Balance as of September 30, 2023	$(30,921)	$(23,324)	$(54,245)

Carrying amount as of September 30, 2023	$69,985	$19,672	$89,657

Amounts related to leases recognized in the Unaudited Condensed Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Income from sub-leasing right-of-use assets	286	274	813	889
Expense relating to short-term leases	150	487	645	1,322
Expense relating to leases of low value assets	2	1,031	8	2,942
Interest expense on leases	1,163	698	3,329	2,398

The current and non-current portion of the Group’s lease liabilities were as follows:

	As of September 30, 2023	As of December 31, 2022
Current lease liability	28,821	21,545
Non-current lease liability	74,529	85,556

Total	$103,350	$107,101

Expected future lease payments to be made to satisfy the Group’s lease liabilities are as follows:

	As of September 30, 2023	As of December 31, 2022
Within 1 year	28,588	21,717
Between 1 and 2 years	30,159	24,484
Between 2 and 3 years	25,318	20,739
Between 3 and 4 years	14,047	17,924
Between 4 and 5 years	7,949	5,987
Later than 5 years	15,549	29,613

Total	$121,610	$120,464

For the nine months ended September 30, 2023 and 2022, total cash outflows for leases amounted to $20,214 and $11,332, respectively.

Polestar Group as Lessor

As a lessor, revenue recognized from operating leases was as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Vehicle leasing revenue	$3,869	$4,559	$11,361	$12,493

For the majority of the Group’s operating lease contracts as a lessor, vehicles are paid for upfront by the customer at contract inception and repurchased by Polestar at the end of the lease term. The following table depicts the changes in the Group’s vehicles under operating leases:

Vehicles under operating leases
Acquisition cost
Balance as of January 1, 2023	105,000
Reclassification from inventory	69,773
Reclassification to inventory	(66,286)
Effect of foreign currency exchange rate differences	(1,037)

Balance as of September 30, 2023	$107,450

Accumulated depreciation
Balance as of January 1, 2023	(12,802)
Depreciation expense	(13,400)
Reclassification to inventory	12,616
Effect of foreign currency exchange rate differences	81

Balance as of September 30, 2023	$(13,505)

Carrying amount as of September 30, 2023	$93,945

Note 5 - Net income (loss) per share

The following table presents the computation of basic and diluted net loss per share for the three and nine months ended September 30, 2023 and 2022:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	Class A and B Shares		Class A and B Shares
Net income (loss) attributable to common shareholders	(155,369)	299,387	(468,400)	(203,347)
Weighted-average number of common shares outstanding:
Basic	2,110,168,544	2,109,199,199	2,110,025,199	1,999,511,088
Diluted	2,110,168,544	2,109,587,244	2,110,025,199	1,999,511,088
Net income (loss) per share (in ones):
Basic	$(0.07)	$0.14	$(0.22)	$(0.10)
Diluted	$(0.07)	$0.14	$(0.22)	$(0.10)

Loss per share for the nine months ended September 30, 2022 is retrospectively adjusted to reflect the number of equivalent shares issued by the Parent to the Former Parent, based on the number of shares outstanding on the reporting date multiplied by the exchange ratio of 8.335. For detail on the equity exchange ratio related to the merger with Gores Guggenheim, Inc. (“GGI”), refer to Note 20 - Equity in the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022, and for the three years ended December 31, 2022 that were included in the Form 20-F filed with the SEC on April 14, 2023. The following table presents shares that were not included in the calculation of diluted earnings per share as their effects would have been antidilutive for the three and nine months ended September 30, 2023 and 2022:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Earn-out Shares	158,177,609	158,177,609	158,177,609	158,177,609
Class C-1 Shares	20,499,965	15,999,965	20,499,965	15,999,965
Class C-2 Shares	4,500,000	9,000,000	4,500,000	9,000,000
PSUs	2,104,422	858,821	2,104,422	858,821
RSUs	775,264	—	775,264	629,303
Free share plan	—	334,990	—	334,990
Marketing consulting services agreement	31,250	—	31,250	156,250

Total antidilutive shares	186,088,510	184,371,385	186,088,510	185,156,938

Note 6 - Intangible assets and goodwill

The following table depicts the split between Polestar Group’s intangible assets, goodwill and trademarks:

	As of September 30, 2023	As of December 31, 2022
Intangible assets	1,483,206	1,347,709
Goodwill and trademarks	46,500	48,768

Total	$1,529,706	$1,396,477

Intangible assets were as follows:

	Internally developed IP	Software	Acquired IP	Total
Acquisition cost
Balance as of January 1, 2023	217,600	1,114	1,569,395	1,788,109
Additions[1]	81,475	—	205,685	287,160
Derecognition due to program changes	(8,907)	—	—	(8,907)
Divestments and disposals	—	—	(12,347)	(12,347)
Effect of foreign currency exchange rate differences	(12,250)	(55)	(83,725)	(96,030)

Balance as of September 30, 2023	$277,918	$1,059	$1,679,008	$1,957,985

Accumulated amortization and impairment
Balance as of January 1, 2023	(14,856)	(389)	(425,155)	(440,400)
Amortization expense	(609)	(102)	(69,658)	(70,369)
Divestments and disposals	—	—	12,297	12,297
Effect of foreign currency exchange rate differences	707	22	22,964	23,693

Balance as of September 30, 2023	$(14,758)	$(469)	$(459,552)	$(474,779)

Carrying amount as of September 30, 2023	$263,160	$590	$1,219,456	$1,483,206

1 – Of $287,160 in additions for the nine months ended September 30, 2023, $134,607 has been settled in cash. These $134,607 are included in the $293,047 cash used for investing activities related to additions to intangible assets, and the remaining $158,440 relates to increases in Trade payables - related parties from prior years which were settled in cash during the nine months ended September 30, 2023.

Additions to internally developed IP are primarily related to the Polestar 5 and various other internal programs, such as model year changes, for the nine months ended September 30, 2023. Additions of acquired IP during the nine months ended September 30, 2023 were primarily related to acquisition of the Polestar 2 and Polestar 3 IP from Volvo Cars. Polestar also acquired IP related to Polestar 4 from Geely. Refer to Note 11 - Related party transactions for further details.

Changes to the carrying amount of goodwill and trademarks during the period were as follows:

	Goodwill	Trademarks	Total
Balance as of January 1, 2023	46,460	2,308	48,768
Effect of foreign currency exchange rate differences	(2,160)	(107)	(2,267)

Balance as of September 30, 2023	$44,300	$2,201	$46,501

Note 7 - Financial instruments

The following table shows the carrying amounts of financial assets and liabilities measured at fair value through profit and loss on a recurring basis:

	September 30, 2023				December 31, 2022
Assets measured at FVTPL	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other investments	—	—	2,225	2,225	—	—	2,333	2,333

Total assets	$—	$—	$2,225	$2,225	$—	$—	$2,333	$2,333

Liabilities measured at FVTPL
Earn-out rights	—	—	210,019	210,019	—	—	598,570	598,570
Class C-1 Shares	8,200	—	—	8,200	17,920	—	—	17,920
Class C-2 Shares	—	1,800	—	1,800	—	10,080	—	10,080

Total liabilities	$8,200	$1,800	$210,019	$220,019	$17,920	$10,080	$598,570	$626,570

Note 8 - Reverse recapitalization

Polestar underwent a reverse recapitalization through the merger with GGI and related arrangements on June 23, 2022. For more detail on the reverse recapitalization, including the net assets of GGI assumed by the Group and the Class C Shares and Earn-out rights issued in connection with the merger that are accounted for as derivative liabilities in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”), and IFRS 9, Financial Instruments (“IFRS 9”), refer to Note 1 - Significant accounting policies and judgements and Note 16 - Reverse recapitalization in the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2022 and 2021, and for the years ended December 31, 2022, that were included in the Form 20-F filed with the SEC on April 14, 2023.

Class C Shares

The Class C-2 Shares are not publicly traded and require a valuation approach leveraging Level 2 inputs. Refer to Note 1 - Significant accounting policies and judgements for further details on the valuation methodology utilized to determine the fair value of the Class C-2 Shares. On March 22, 2023, 4,500,000 Class C-2 Shares with a fair value of $3,285 were converted to 4,500,000 Class C-1 Shares with the same fair value following the election by the respective holders of the Class C-2 Shares and approval from the Board of Directors.

	As of September 30, 2023		As of December 31, 2022
	Liability Fair Value	Number Outstanding	Liability Fair Value	Number Outstanding
Class C-1 Shares	8,200	20,499,965	17,920	15,999,965
Class C-2 Shares	1,800	4,500,000	10,080	9,000,000

Total	$10,000	24,999,965	$28,000	24,999,965

Class C-1 Shares
As of January 1, 2023	17,920
Class C-2 Shares converted to Class C-1 Shares	3,285
Changes in fair value measurement	(13,005)

As of September 30, 2023	$8,200

Class C-2 Shares
As of January 1, 2023	10,080
Class C-2 Shares converted to Class C-1 Shares	(3,285)
Changes in fair value measurement	(4,995)

As of September 30, 2023	$1,800

The fair value change for the Class C Shares was as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Fair value change - Class C-1 Shares	5,945	8,960	9,720	22,720
Fair value change - Class C-2 Shares	1,305	5,099	8,280	12,870

Fair value change - Class C Shares	$7,250	$14,059	$18,000	$35,590

Earn-out rights

Refer to Note 1 - Significant accounting policies and judgements for further details on the valuation methodology utilized to determine the fair value of the earn-out.

Earn-out rights
As of January 1, 2023	598,570
Changes in fair value measurement	(388,552)

As of September 30, 2023	$210,018

The fair value change for the Earn-out rights was as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Fair value change - Earn-out rights	$155,557	$546,961	$388,552	$965,668

Note 9 - Equity

Changes in the Group’s equity during the nine months ended September 30, 2023 were as follows:

	Class A Shares	Class B Shares	Share capital	Other contributed capital
Balance as of January 1, 2023	467,677,673	1,642,233,575	(21,165)	(3,584,232)
Equity-settled share-based payment	267,825	—	(3)	(3,639)

Balance as of September 30, 2023	467,945,498	1,642,233,575	$(21,168)	$(3,587,871)

The following instruments of the Parent were issued and outstanding in the form of American depositary shares as of September 30, 2023:

•	467,945,498 Class A Shares with a par value of $0.01, of which 219,978,521 were owned by related parties;

•	1,642,233,575 Class B Shares with a par value of $0.01, of which all were owned by related parties;

•	20,499,965 Class C-1 Shares with a par value of $0.10;

•	4,500,000 Class C-2 Shares with a par value of $0.10; and

•	50,000 Redeemable Preferred Shares with a par value of GBP 1.00.

As of September 30, 2023, there were an additional 4,532,054,502 Class A Shares and 135,133,164 Class B Shares with par values of $0.01 authorized for issuance. No additional Class C Shares or Redeemable Preferred Shares were authorized for issuance. Holders of Class A Shares in Parent are entitled to one vote per share and holders of Class B Shares in Parent are entitled to ten votes per share. Holders of Class C Shares in Parent are entitled to one vote per share for certain matters but have no voting rights with respect to general matters voted on by holders of Class A Shares and Class B Shares in Parent. Additionally, holders of GBP Redeemable Preferred Shares in Parent have no voting rights. Any dividends or other distributions paid by Parent shall be issued to holders of outstanding Class A Shares and Class B Shares in Parent. Holders of Class C Shares and GBP Redeemable Preferred Shares in Parent are not entitled to participate in any dividends or other distributions. Refer to Note 8 - Reverse recapitalization for additional information on the Class C Shares which are accounted for as derivative financial liabilities in accordance with IAS 32 and IFRS 9.

Note 10 - Liabilities to credit institutions

The carrying amount of Polestar Group’s liabilities to credit institutions as of September 30, 2023 and December 31, 2022 were as follows:

Liabilities to credit institutions	As of September 30, 2023	As of December 31, 2022
Working capital loans from banks	1,947,161	1,300,108
Floorplan facilities	69,655	16,925
Sale-leaseback facilities	19,709	11,719

Total	$2,036,525	$1,328,752

The Group had the following working capital loans outstanding as of September 30, 2023:

Currency	Term	Security	Interest	Nominal amount in respective currency (thousands)	Amount in USD (thousands)
USD	December 2022 - December 2023	Unsecured[1]	7.50% per annum, settled quarterly	200,000	200,000
EUR	February 2023 - February 2024	Secured[2]	3-month EURIBOR[3] plus 2.30% and an arrangement fee of 0.15%	420,900	445,334
USD	March 2023 - March 2024	Unsecured[1]	7.35% per annum, settled quarterly	100,000	100,000
CNY	March 2023 - March 2024	Unsecured[1]	12-month LPR[4] plus 0.05%, settled quarterly	260,000	35,625
CNY	April 2023 - April 2024	Unsecured[1]	12-month LPR[4] plus 0.05%, settled quarterly	11,430	1,566
CNY	May 2023 - May 2024	Unsecured[1]	12-month LPR[4] plus 0.45%, settled quarterly	231,000	31,651
CNY	June 2023 - June 2024	Unsecured[1]	12-month LPR[4] plus 1.30%, settled monthly	310,000	42,476
USD	August 2023 - August 2024	Unsecured[1]	3-month SOFR[5] plus 2.30%, settled quarterly	402,000	402,000
USD	August 2023 - August 2024	Secured[6]	12-month SOFR[4] plus 0.09%, settled quarterly	320,000	320,000
USD	August 2023 - August 2024	Unsecured[1]	12-month SOFR[4] plus 1.10%, settled quarterly	82,000	82,000
CNY	September 2023 - September 2024	Unsecured[1]	12-month LPR[4] plus 0.25%, settled quarterly	500,000	68,509
USD	September 2023 - September 2024	Unsecured[1]	12-month SOFR[4] plus 0.65%, settled quarterly	118,000	118,000
USD	September 2023 - September 2024	Secured[6]	12-month SOFR[4] plus 1.11%, settled semi-annual	100,000	100,000

Total					$1,947,161

1 - Letters of keep well from both Volvo Cars and Geely.

2 - New vehicle inventory purchased via this facility is pledged as security until repaid. This facility has a repayment period of 90 days and includes a covenant tied to the Group’s financial performance.

3 - Euro Interbank Offered Rate (“EURIBOR”).

4 - People’s Bank of China (“PBOC”) Loan Prime Rate (“LPR”).

5 - Secured Overnight Financing Rate (“SOFR”).

6 - Secured by Geely, including letters of keep well from both Volvo Cars and Geely.

Floorplan facilities

In the ordinary course of business, Polestar, on a market-by-market basis, enters into multiple low-value credit facilities with various financial service providers to fund operations related to vehicle sales. These facilities provide access to credit with the option to renew as mutually determined by Polestar Group and the financial service provider. The facilities are partially secured by the underlying assets on a market-by-market basis. As of September 30, 2023 and December 31, 2022, the aggregate amounts outstanding under these arrangements were $99,313 and $33,615, respectively.

The Group maintains one such facility with the related party Volvo Cars that is presented separately in Interest-bearing current liabilities - related parties within the Unaudited Condensed Consolidated Statement of Financial Position. Of the amounts above, the aggregate amounts outstanding as of September 30, 2023 and December 31, 2022 due to related parties were $29,658 and $16,690, respectively. Refer to Note 11 - Related party transactions for further details.

Sale-leaseback facilities

Polestar has also entered into contracts to sell vehicles and then lease such vehicles back for a period of up to twelve months. At the end of the leaseback period, Polestar is obligated to repurchase the vehicles. Accordingly, the consideration received for these transactions was recorded as a financing transaction. As of September 30, 2023 and December 31, 2022, the aggregate amount outstanding under these arrangements was $19,709 and $11,719, respectively.

Since the contracts identified above are short term with a duration of twelve months or less, the carrying amount of the contracts is deemed to be a reasonable approximation of their fair value. The Group’s risk management policies related to debt instruments are further detailed in Note 2 - Financial risk management of the Consolidated Financial Statements, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022 that were included in the Form 20-F filed with the SEC on April 14, 2023. There are no changes in terms of risk management policies for the periods presented in these Unaudited Condensed Consolidated Financial Statements.

Note 11 - Related party transactions

For a detailed description of the Group’s related parties and related party transactions, refer to Note 25 - Related party transactions of the Consolidated Financial Statements, as of December 31, 2022 and 2021, and for the three years ended December 31, 2022, that were included in the Form 20-F filed with the SEC on April 14, 2023. There are no changes to the Group’s related parties for the periods presented in these Unaudited Condensed Consolidated Financial Statements. Related party activity during the nine months ended September 30, 2023 and 2022 and balances as of September 30, 2023 and December 31, 2022 are presented below.

Financing

In May 2021, the Group entered into a working capital credit facility with Volvo Cars allowing for draws on credit that must be repaid within 12 months of draw down. As of September 30, 2023, $29,658 under this facility remained outstanding, which is included in Interest-bearing current liabilities - related parties on the Unaudited Condensed Consolidated Statement of Financial Position. Refer to Note 10 - Liabilities to credit institutions for further details.

Convertible Credit Facility with Volvo Cars

On November 3, 2022 the Group entered into a credit facility agreement with Volvo Cars for $800,000, terminating in May 2024. The credit facility can be drawn upon once a month and is utilizable for general corporate purposes. Interest will be calculated at the floating six-month SOFR rate plus 4.9% per annum. Prior to May 2024, if the Group announces an offering of shares with a proposed capital raise of at least $350,000 and no fewer than five institutional investors participate in the offering, Volvo Cars has the right to convert the principal amount of any outstanding loans into the same class of shares and at the same price per share as received by the participating institutional investors. Under IAS 32 and IFRS 9, Volvo Cars’ conversion right meets the definition of an embedded derivative financial liability that is required to be bifurcated from the host debt instrument and accounted for separately because it could result in the issuance of a variable number of Class A Shares in the Parent at a price that was not fixed at the inception of the agreement. Additionally, the economics of Volvo Cars’ conversion right are not clearly and closely related to that of the host debt instrument because the principal value of Volvo Cars’ conversion right depends on whether or not the Group conducts a qualified equity offering to investors at a market discount. As such, the financial liability related to Volvo Cars’ conversion right is carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date. As of September 30, 2023, the Group had principal draws of $800,000 outstanding under the facility and the fair value of the financial liability related to Volvo Cars’ conversion right was $0.

Sale of goods, services and other

The total revenue recognized for each related party was as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Volvo Cars	19,185	10,365	68,953	54,817
Volvofinans Bank AB	10,440	7,092	32,194	46,207
Geely	4,340	—	5,585	—

Total	$33,965	$17,457	$106,732	$101,024

For the three months ended September 30, 2023 and 2022, revenue from related parties was $33,965 (5.54%) and $17,457 (4.01%) of total revenue, respectively. For the nine months ended September 30, 2023 and 2022, revenue from related parties was $106,732 (5.79%) and $101,024 (6.84%) of total revenue, respectively.

Purchases of goods, services and other

The total purchases of goods, services and other for each related party were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Volvo Cars	671,431	732,708	1,913,268	1,485,201
Volvofinans Bank AB	73	109	385	443
Geely	69,371	86,620	161,107	193,482

Total	$740,875	$819,437	$2,074,760	$1,679,126

Cost of R&D and intellectual property

Polestar Group entered into agreements with Volvo Cars and Geely regarding the development of technology leveraged in the development of the Polestar 2, Polestar 3, and Polestar 4. In 2020, the Group entered into similar agreements with Volvo Cars to acquire technology leveraged in the development of the Polestar 1, Polestar 2, and Polestar 3. The Group is in control of the developed product either through a license or through ownership of the IP and the recognized asset reflects the relevant proportion of Polestar Group’s interest. The recognized asset associated with these agreements as of September 30, 2023 was $1,219,456, of which acquisitions attributable to 2023 were $205,685. As of December 31, 2022, the recognized asset associated with these agreements was $1,144,240, of which acquisitions attributable to 2022 were $218,031.

Amounts due to related parties

Amounts due to related parties were as follows:

Trade payables - related parties, accrued expenses, other current liabilities and interest-bearing current liabilities to related parties	As of September 30, 2023	As of December 31, 2022
Volvo Cars	1,671,036	1,136,746
Geely	152,077	71,212
Volvofinans Bank AB	360	1,389

Total	$1,823,473	$1,209,347

In addition to current liabilities to related parties, Polestar had non-current liabilities to related parties amounting to $34,351 as of September 30, 2023 and $27,123 as of December 31, 2022 included in Other non-current interest-bearing liabilities and non-current liabilities.

The Group’s interest expense from related party liabilities was as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Interest expense - related parties	$28,456	$3,994	$54,404	$28,269

Amounts due from related parties

Amounts due from related parties were as follows:

Trade receivables - related parties, accrued income - related parties and other current assets - related parties	As of September 30, 2023	As of December 31, 2022
Volvo Cars	203,878	120,302
Geely	1,043	3,751
Volvofinans Bank AB	8,472	3

Total	$213,393	$124,056

Asset Disposals

In December 2022, Polestar committed to a plan to sell, to Geely, its Chengdu manufacturing plant held by Polestar New Energy Vehicle Co. LTD. (“PSNEV”). Prior to sale, there was a change in the grouping of assets classified as held for sale to include additional assets and immaterial liabilities.

The inclusion of these additional assets and immaterial liabilities continues to reflect a group of assets and do not meet the definition of a business as defined by IFRS 3, Business Combinations. The sale of PSNEV represented a common control transaction because (1) PSNEV did not meet the definition of a business at the time of the transaction, (2) the ultimate control of PSNEV was the same before and after the transaction, and (3) control of PSNEV was not transitory (i.e., organized to effect a ‘grooming’ transaction.) The resulting gain on the sale was $16,467, Refer to Footnote 12 - Assets held for sale for additional details.

Note 12 - Assets held for sale

In December 2022, the Group committed to a plan to sell, to Geely, its Chengdu manufacturing plant held by the Group subsidiary, PSNEV, that was previously used to manufacture the Polestar 1 and special edition Polestar 2 BST 270. Accordingly, the Chengdu plant and certain related assets were presented as a disposal group held for sale. The assets related to the Chengdu Plant which were classified as held for sale amounted to $53,094. In July 2023, there was a change in the asset grouping classified as held for sale to include an immaterial amount of other current assets and liabilities along with $85,542 of accounts receivable. The accounts receivable was an intercompany receivable, held by PSNEV, which was not settled prior to the sale of the asset group. Geely agreed to purchase the intercompany receivable as part of the sale, resulting in a change in the asset grouping.

On August 1, 2023, the Group completed the sale of the asset group to Geely. Upon disposal of the asset group, cumulative foreign exchange losses of $6,636 were reclassified from equity to profit or loss as part of the gain on disposal. The derecognition of the asset group previously classified as held for sale, including the modification to include accounts receivable, resulted in a total gain of $16,467. The gain is reflected within Other income on the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss. Refer to Note 11 - Related party transactions for additional details.

Note 13 - Commitments and contingencies

Commitments

As of September 30, 2023, commitments to acquire PPE and intangible assets were $136,043 and $112,607, respectively. As of December 31, 2022, commitments to acquire PPE and intangible assets were $179,690 and $216,572, respectively. Commitments for launch costs related to Polestar 4, as of September 30, 2023 amounted to $2,101. These commitments are contractual obligations to invest in PPE, intangible assets and launch costs for the production of upcoming vehicle models Polestar 3 and Polestar 4.

For the production of Polestar 4, the group has entered into license agreements where the fees are contingent upon future sales of the Polestar 4. The minimum committed amount is $93,814 as of September 30, 2023. For the production of Polestar 3, contract manufacturing agreement are yet to be signed that define the upcoming investment commitments in Volvo Cars Charleston plant and Geely’s Chengdu plant respectively.

Contingencies

In the normal course of business, the Group is subject to contingencies related to legal proceedings and claims and assessments that cover a wide range of matters. Liabilities for such contingencies are recorded to the extent that it is probable the liability is incurred, and the amount is reasonably estimable. Associated legal costs related to such contingencies are expensed as incurred.

Note 14 - Subsequent events

Management has evaluated events subsequent to September 30, 2023 and through November 9, 2023, the date these Unaudited Condensed Consolidated Financial Statements were authorized for issuance by the Board of Directors. The following events which occurred subsequent to September 30, 2023 merited disclosure in these Unaudited Condensed Consolidated Financial Statements. Management determined that no adjustments were required to the figures presented as a result of these events.

On October 16, 2023, the Group entered into an unsecured 12-month working capital loan for $27,156 with a bank in China. This loan carries interest at the 12-month Loan Prime Rate plus 0.15%. This loan benefits from letters of comfort from Volvo Cars and Geely.

On October 24, 2023, the Group entered into an agreement with South Korean battery manufacturer, SK On Co., Ltd., for the supply of battery cell modules for Polestar 5. Under this agreement, Polestar is committed to purchase certain volumes of battery cell modules each year between 2024 and 2033. In the event that Polestar’s actual volumes purchased each year are 85% or lower than the agreed upon volumes, SK On Co., Ltd. has the right to claim reimbursement from Polestar related to the lost capacity. Polestar is also committed to certain pre-production costs related to battery module design, development, and tooling.

On November 8, 2023, Polestar amended the terms of its convertible credit facility with Volvo Cars to increase the credit capacity by $200,000 and extend the maturity date to June 30, 2027. Polestar also entered into a convertible credit facility with Geely allowing for multiple drawings for up to an aggregated principal amount of $250,000. Under this agreement, Geely maintains an equity conversion option that is contingent upon a future equity raise by Polestar.

On November 9, 2023, the Group entered into a framework agreement with Renault Korea Motors Co., Ltd. (“RKM”) and Geely Auto Group Co., Ltd., a related party, for the contract manufacturing of the Polestar 4 at RKM´s manufacturing plant in Busan, South Korea. Under the agreement, Polestar is committed to make investments in vendor tooling, plant-specific tooling, and design and development for manufacturing engineering at the plant. Polestar is also committed to purchase certain volumes of Polestar 4 vehicles between 2025 and 2029. In the event that Polestar´s actual volumes purchased during the production period are lower than the agreed volumes, RKM has the right to claim compensation from Polestar related to the lost capacity.